Exhibit 12

Meritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
Year Ended September 30, 2011
(Amounts in millions, except the ratio)

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$159

Less:
Equity in earnings of affiliates, net of dividends	(25)
134
Add: fixed charges included in earnings:
Interest expense	98
Interest element of rentals	6
Total	104

Total earnings available for fixed charges:	$238

Fixed Charges (B):
Fixed charges included in earnings	$104
Capitalized interest	—
Total fixed charges	$104

Ratio of Earnings to Fixed Charges	2.29
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(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.